EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                                  [TRANSLATION]

                                                               FEBRUARY 27, 2008

                  THE INDUSTRIAL DEVELOPMENT BANK FINISHES THE
                YEAR 2007 WITH A NET PROFIT OF NIS 22.2 MILLION
                COMPARED WITH A LOSS OF NIS 17.1 MILLION IN 2006

Dr. Raanan Cohen, Chairman of the Board of Directors and Mr. Uri Galili, General Manager of the Bank: Six years ago the bank suffered from a serious crisis, and today, against the background of the Bank's achievements during the past years, the governmental entities are examining and promoting a plan for its privatization.

The Board of Directors of the Industrial Development Bank approved at its meeting on February 26, 2008 the audited financial statements of the Bank for 2007. THE BANK FINISHED THE YEAR 2007 WITH A PROFIT OF NIS 22.2 MILLION COMPARED WITH A LOSS OF NIS 17.1 MILLION FOR THE YEAR 2006. The net profit in 2007 was impacted primarily by an increase of income from interest collected from problematic loans which amounted to NIS 17.4 million, compared with NIS 9.4 million in 2006, and by income recorded in 2007 in the allowances for doubtful debts item in the amount of NIS 13.8 million, compared with an expense in the amount of NIS 21.7 million in 2006.

The Chairman of the Board of Directors and the General Manager of the Bank announced that the fact that the Bank was able to finish the year 2007 with a profit in excess of NIS 20 million is an impressive achievement and the outcome of the success in the implementation of the Run-off plan and the extensive efforts made by the Bank's employees and management in collecting the credit portfolio of the Bank. On the agenda now is the possibility of the privatization of the Bank, and the acquisition of the Bank has stimulated interest among private and institutional entities.

THE EQUITY OF THE BANK, INCLUDING PREFERENCE SHARES, totaled NIS 557 million as of December 31, 2007 compared with NIS 511 as of December 31, 2006. The increase of the total equity of the Bank totaled approximately NIS 46 million.

PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCES FOR DOUBTFUL DEBTS for the year 2007 amounted to NIS 29.3 million compared with NIS 18.2 million for the year 2006. The increase in the profit from financing operations was due mainly to the following factors:

     o An increase in income from interest collected for problematic loans which amounted to NIS 17.4 million compared with NIS 9.4 million in 2006.


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     o    A decrease in the scope of problematic loans classified as non-income bearing loans. The average balance of the non-income bearing loans in 2007 amounted to approximately NIS 109 million compared with NIS 242 million in 2006. The balance of these loans represented 13.7% of the total financial assets (excluding credit to the Israel Electric Company guaranteed by the State of Israel), compared with 20.3% in 2006.

     o The impact of the decrease of the rate of interest in the market on the extent of the non-accumulation of income on non-income bearing loans.

THE ALLOWANCE FOR DOUBTFUL DEBTS - In the year 2007 this item recorded income in the amount of NIS 13.8 million compared with an expense in the amount of NIS
21.7 million in 2006. Income of NIS 7.3 million was recorded in 2007 for specific allowances for doubtful debts, compared with an expense of NIS 27.6 million in the year 2006. For the supplemental allowance, a decrease was recorded in the amount of NIS 6.5 million in 2007, further to the decrease in the amount of NIS 5.9 million in 2006. The decrease in the supplemental allowance for doubtful debts is primarily as a result of the decrease in problematic loans in general, and the extent of the non-income bearing loans in particular. This decrease is gradual and was expressed in the Bank's financial reports during the past years.

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS amounted to NIS 43.1 million in 2007 compared with a loss of NIS 3.5 million for 2006.

INCOME FROM OPERATING AND OTHER ACTIVITIES totaled NIS 11.5 million in 2007 compared with NIS 21.5 million in 2006. The source of this income is mainly from profits from equity investments, which totaled the sum of NIS 8.7 million in the year 2007 compared with NIS 16.4 million in 2006.

TOTAL OPERATING AND OTHER EXPENSES totaled NIS 30.8 million in 2007 compared with NIS 35.1 million in 2006. The salary expenses amounted in 2007 to NIS 18.5 million compared to NIS 17.6 million in 2006. The salary expenses in 2007 include payroll tax in the amount of NIS 2.5 million. Salary expenses in 2006 did not include payroll tax, due to a loss for purposes of profit tax in 2006.

Net of payroll tax, the data indicate a decrease of NIS 1.6 million in salary expenses.

OTHER OPERATING EXPENSES amounted in 2007 to NIS 9.4 million compared with NIS
14.3 million in 2006. There was a substantial reduction in most of the expense items, this as a part of the efficiency plan accompanying the Run-off plan.


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TOTAL CREDIT TO THE PUBLIC totaled NIS 5,521 million as of December 31, 2007 compared with NIS 6,519 million as of December 2006. These figures include credit granted to the Israel Electric Company secured by a State guarantee, granted out of a deposit of the State with the Bank, whose balance as of December 31, 2007 amounted to NIS 4,963 million, compared with NIS 5,671 million as of December 31, 2006. The decrease in the amount of this credit was primarily impacted by the decrease in the dollar exchange rate. The total credit to the public excluding the credit to the Electric Company amounted to NIS 558 million as of December 31, 2007 compared with NIS 848 million as of December 31, 2006.

THE BALANCE SHEET AMOUNT FOR PROBLEMATIC BORROWERS amounted at the end of 2007 to approximately NIS 309 million as compared with approximately NIS 495 million as of the end of 2006. The principal decrease was in the non-income bearing credit item.

THE UTILIZED BALANCE OF THE CREDIT LINE FROM THE BANK OF ISRAEL decreased in 2007 in the amount of NIS 275 million. The utilized balance of the credit line as of December 31, 2007 was approximately NIS 481 million and it is below the credit line amount that was set for the Bank by the Bank of Israel, both as of December 31, 2007 and as of the end of the Run-off plan.